Exhibit (m)

JOHCM FUNDS TRUST

Distribution and Servicing Plan Pursuant to Rule 12b-1

Adopted as of January 8, 2021

This Distribution and Servicing Plan (the “Plan”), constitutes a distribution plan adopted by JOHCM Funds Trust (the “Trust”), a business trust created under the laws of the Commonwealth of Massachusetts and registered with the Securities and Exchange Commission (the “SEC”) as an open-end management investment company on behalf of each of its series (each, a “Fund” and collectively, the “Funds”) pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended (the “1940 Act”). This Plan is adopted with respect to Advisor Class and Investor Class shares (each a “Class” and together the “Classes”) of each Fund named on Schedule A attached hereto, as may be amended from time to time.

Section 1. Subject to the supervision of the Trustees of the Trust, the Trust may, directly or indirectly, engage in activities related to the distribution and marketing of Advisor Class and Investor Class shares of the Funds. With respect to such classes, the Trust is authorized pay to Foreside Fund Partners, LLC (to be renamed JOHCM Funds Distributors, LLC), a Delaware limited liability company which acts as the principal underwriter of the Funds’ shares, or such other entity as shall from time to time act as the principal underwriter of the Funds’ shares (the “Distributor”), a fee (the “Distribution and Servicing Fee”) up to the annual rate as set forth in Schedule B attached hereto. Subject to such limit and subject to the provisions of Section 6 hereof, the Distribution and Servicing Fee shall be as approved from time to time by (a) the Trustees of the Trust and (b) the Independent Trustees (as defined in Section 7 below) of the Trust. The Distribution and Servicing Fee shall be accrued daily and paid monthly or at such other intervals as the Funds and the Distributor shall agree.

The Distribution and Servicing Fee may be spent by the Distributor on any activities or expenses primarily intended to result in the sale of Advisor Class or Investor Class shares of the Trust, including, but not limited to compensation to, and expenses (including overhead and telephone expenses) of, financial consultants or other employees of the Distributor or of participating or introducing brokers who engage in distribution of Advisor or Investor Class shares, preparing, printing and delivering prospectuses and reports for other than existing Advisor or Investor Class shareholders, providing facilities to answer questions from other than existing Advisor or Investor Class shareholders, advertising and preparation, printing and distribution of sales literature, receiving and answering correspondence, including requests for prospectuses and statements of additional information, complying with federal and state securities laws pertaining to the sale of Advisor or Investor Class shares and assisting investors in completing application forms and selecting dividend and other account options for Advisor or Investor Class shares. The Distribution and Servicing Fee may also be spent by the Distributor for non-distribution shareholder services, including personal services to investors in shares of the Funds, the maintenance of shareholder accounts or other sub-transfer agency services, and the Distributor may retain all or any portion of the Distribution and Servicing Fee as compensation for the Distributor’s services as principal underwriter of the shares of the Funds.

Section 2. This Plan shall continue in effect for a period of more than one year only so long as such continuance is specifically approved at least annually in the manner required by Section 12(b) of the 1940 Act, Rule 12b-1 thereunder and SEC and SEC staff guidance and interpretations thereof or relief therefrom.

Section 3. Any person authorized to direct the disposition of monies paid or payable by the Trust pursuant to this Plan or any related agreement shall provide to the Trustees of the Trust, and the Trustees shall review, at least quarterly, a written report of the amounts so expended and the purposes for which such expenditures were made.

Section 4. This Plan may be terminated at any time by vote of a majority of the Independent Trustees, or by vote of a majority of the outstanding shares of the Funds.

Section 5. All agreements with any person relating to implementation of this Plan shall be in writing, and any agreement related to this Plan shall provide:

A.

That such agreement may be terminated at any time, without payment of any penalty, by vote of a majority of the Independent Trustees or by vote of a majority of the outstanding shares of the Funds, on not more than 60 days’ written notice to any other party to the agreement; and

B.	That such agreement shall terminate automatically in the event of its assignment.

Section 6. This Plan may not be amended to increase materially the amount of expenses permitted pursuant to Section 1 hereof without approval by a vote of at least a majority of the outstanding shares of the Funds, and all material amendments of this Plan shall be approved in the manner provided for continuation of this Plan in Section 2.

Section 7. As used in this Plan, (a) the term “Independent Trustees” shall mean those Trustees of the Trust who are not interested persons of the Trust, and have no direct or indirect financial interest in the operation of this Plan or any agreements related to it, and (b) the terms “assignment” and “interested person” shall have the respective meanings specified in the Act and the rules and regulations thereunder, and the term “majority of the outstanding shares of the Funds” shall mean the lesser of the 67% or the 50% voting requirements specified in clauses (A) and (B), respectively, of the third sentence of Section 2(a)(42) of the Act, all subject to such exemptions as may be granted by the SEC.

SCHEDULE A

Dated as of January 8, 2021

to

JOHCM FUNDS TRUST

Distribution Plan Pursuant to Rule 12b-1

Funds subject to this Plan

JOHCM Credit Income Fund
JOHCM Emerging Markets Opportunities Fund
JOHCM Emerging Markets Small Mid Cap Equity Fund
JOHCM Global Income Builder Fund
JOHCM Global Select Fund
JOHCM International Opportunities Fund
JOHCM International Select Fund
JOHCM International Small Cap Equity Fund

A-1

SCHEDULE B

The Trust is authorized, on behalf of each Fund named in Schedule A to this Plan, to pay to the Distributor a Distribution and Servicing Fee at an annual rate not to exceed the rates set forth below for Advisor and Investor Class shares.

Class	Annual Maximum 12b-1 Fee Rate (as a percentage of the average annual daily net assets of each class)
Advisor	0.10%
Investor	0.25%

B-1